XBIOTECH INC.

8201 E. Riverside Drive

Bldg. 4, Suite 100

Austin, Texas 78744

April 10, 2015

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:      Mr. Jeffrey P. Riedler, Assistant Director

                      Ms. Alla Berenshteyn, Esq.

Re:	Acceleration Request of XBiotech Inc.
Registration Statement on Form S-1 (File No. 333-20183)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, XBiotech Inc. (the “Registrant”) hereby requests the acceleration of the effectiveness of the above-referenced Registration Statement and hereby requests effectiveness of the Registration Statement to 1:00 P.M. (EST) on Tuesday, April 14, 2015, or as soon thereafter as possible.

In connection with this request, the Registrant acknowledges that:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the above-referenced Registration Statement by a call or e-mail to Laura Holm, Esq. of Quarles & Brady LLP at (239) 434-4905 or at laura.holm@quarles.com, and that such effectiveness also be confirmed in writing.

Very truly yours,

XBIOTECH INC.

By:	/s/ John Simard
Chief Executive Officer and President